Exhibit 1

PERION UPDATES AND INCREASES FOURTH QUARTER GUIDANCE

Tel Aviv & New York – December 31, 2015 – Perion Network Ltd. (NASDAQ: PERI), updated its guidance for the fourth quarter of 2015, including one month of activity from its recent acquisition of Undertone.

As announced earlier this month, Perion closed on its Undertone acquisition on November 30, 2015. Previous guidance for the fourth quarter was issued prior to the Undertone acquisition, and as a result the company is updating its guidance to include Undertone’s December activity.

Financial Outlook:
•	Fourth quarter revenues expected to be in the range of $64 - $66 million and adjusted EBITDA to be in the range of $9.5 - $10.5 million;
•	Full year revenues expected to be in the range of $217 - $219 million with adjusted EBITDA in the range of $52 - $53 million.

Josef Mandelbaum, Perion’s CEO, commented, “This is a great way to end our year, continuing our transformation into a leader in delivering high-quality advertising solutions to brands and publishers. Most encouraging was the fact that our business performed well in the fourth quarter. Search revenues were stable, as queries showed slight growth, offset by slightly lower than expected RPM’s in the fourth quarter. Our mobile marketing platform has continued to show nice growth, and Undertone performed slightly better than expected in the month post acquisition. As we close out 2015, I can confidently say that our business is stronger and more diversified entering the New Year.”

The company expects to give first quarter 2016 guidance when it announces 2015 full year and fourth quarter final results. It is important to note that the advertising industry is very seasonal, with the fourth quarter usually being the strongest and the first quarter the weakest.

About Perion Network Ltd.
Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading engagement and monetization suite, Codefuel, assists content publishers to create new revenue streams and helps advertisers hit targeted audiences. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, increase user spend, reduce churn and improve retention through CRM engagement campaigns. Undertone is the leader in high-quality, cross-screen digital brand advertising at scale. Our proprietary high-impact advertising formats enable brands to stand out online and engage users with stunning creative experiences on top mobile and desktop properties. Through our innovative technology platforms, we deliver attention-grabbing advertisements on every device through traditional and programmatic methods while aggressively protecting advertisers from digital advertising fraud. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures
Non-GAAP financial measures, including adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, other non-recurring expenses, share-based compensation expenses, accretion and gain from the reversal of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Stephanie Mazer
+972 (73) 398-1000
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.